Exhibit 99.1

SOUTHERN DIVERSIFIED TIMBER, LLC
Financial Statements
December 31, 2012 and 2011
(With Independent Auditors' Report Thereon)

Independent Auditors' Report
The Members
Southern Diversified Timber, LLC:
We have audited the accompanying financial statements of Southern Diversified Timber, LLC (a Delaware limited liability company), which comprise the balance sheets as of December 31, 2012 and 2011, and the related statements of operations, members' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2012 and the related notes to the financial statements.
Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Southern Diversified Timber, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Portland, Oregon
February 19, 2013

SOUTHERN DIVERSIFIED TIMBER, LLC
Balance Sheets
December 31, 2012 and 2011
(Dollar amounts in thousands)
Assets	2012	2011
Current assets:
Cash and cash equivalents	$22,541	22,387
Accounts receivable from related party	336	967
Accounts receivable	36	63
Prepaid expenses	196	187
Related-party interest receivable (note 6)	7,379	7,379
Total current assets	30,488	30,983
Timber, timber lease rights, timberlands, and other, net (note 4)	725,951	737,486
Equipment	753	716
Less accumulated depreciation	(477)	(473)
Total equipment, net	276	243
Deferred financing costs, net	—	49
Total assets	$756,715	768,761
Liabilities and Members’ Equity
Current liabilities:
Accrued preferred return to related party (note 7)	$16,269	16,269
Other current liabilities	1,688	1,856
Deferred revenue	1,001	1,011
Total current liabilities	18,958	19,136
Revolving line of credit (note 5)	—	—
Commitments and contingencies (notes 3 and 4)
Member’s temporary equity:
Member’s capital – TCG Member (Common Interest)	764,182	770,772
Member’s permanent equity (deficit):
Member’s capital – PC Member (Common Interest)	76,418	77,077
Member’s capital – PC Member (Preferred Interest)	704,700	704,700
Member’s capital – PC Member (Income Allocable to Preferred
Interest)	211,425	160,549
Member’s capital – PC Member (Preferred Return)	(235,968)	(180,473)
Related-party note receivable (note 6)	(783,000)	(783,000)
Total member’s permanent equity (deficit)	(26,425)	(21,147)
Total liabilities, member’s temporary equity,
and member’s permanent equity (deficit)	$756,715	768,761
See accompanying notes to financial statements.

SOUTHERN DIVERSIFIED TIMBER, LLC
Statements of Operations
Years ended December 31, 2012, 2011, and 2010
(Dollar amounts in thousands)
	2012	2011	2010
Revenues:
Stumpage sales to related party	$10,824	11,510	15,488
Other revenue	2,266	2,500	1,868
Total revenues	13,090	14,010	17,356
Operating costs:
Timber lease expense	542	643	545
Depreciation, depletion, and amortization	10,466	14,607	18,505
Selling, general, and administrative expenses	8,726	7,101	6,293
Loss on termination of timber leases	599	—	—
(Gain) loss on sale of timberlands	(373)	1	(11)
Operating loss	(6,870)	(8,342)	(7,976)
Interest income	—	—	24
Interest income on related-party note
receivable (note 6)	57,746	57,746	57,746
Net income before allocation to
preferred and common interest	50,876	49,404	49,794
Net income allocable to preferred interest (note 7)	(50,876)	(49,404)	(49,794)
Net income allocable to
common interest	$—	—	—
See accompanying notes to financial statements.

SOUTHERN DIVERSIFIED TIMBER, LLC
Statements of Members’ Equity (Deficit)
Years ended December 31, 2012, 2011, and 2010
(Dollar amounts in thousands)
	Member’s
	permanent	Member’s
	equity (deficit)	temporary
	(note 7)	equity (note 7)
Balance at December 31, 2009	$(8,132)	783,000
Net income (loss) allocable to preferred interest:
Member’s capital – PC Member (Preferred Interest)	49,794	—
Member’s capital – PC Member (Preferred Interest Distributed)	(55,495)	—
Distribution – PC Member	(1,027)	—
Distribution – TCG Member	—	(10,273)
Distributions in excess of allocated earnings	(6,728)	(10,273)
Balance at December 31, 2010	(14,860)	772,727
Net income (loss) allocable to preferred interest:
Member’s capital – PC Member (Preferred Interest)	49,404	—
Member’s capital – PC Member (Preferred Interest Distributed)	(55,495)	—
Distribution – PC Member	(196)	—
Distribution – TCG Member	—	(1,955)
Distributions in excess of allocated earnings	(6,287)	(1,955)
Balance at December 31, 2011	(21,147)	770,772
Net income (loss) allocable to preferred interest:
Member’s capital – PC Member (Preferred Interest)	50,876	—
Member’s capital – PC Member (Preferred Interest Distributed)	(55,495)	—
Distribution – PC Member	(659)	—
Distribution – TCG Member	—	(6,590)
Distributions in excess of allocated earnings	(5,278)	(6,590)
Balance at December 31, 2012	$(26,425)	764,182
See accompanying notes to financial statements.

SOUTHERN DIVERSIFIED TIMBER, LLC
Statements of Cash Flows
Years ended December 31, 2012, 2011, and 2010
(Dollar amounts in thousands)
	2012	2011	2010
Cash flows from operating activities:
Net income before allocation to preferred
and common interest	$50,876	49,404	49,794
Adjustments to reconcile net income to cash
provided by operating activities:
Depreciation, depletion, and amortization	10,466	14,607	18,505
Loss on termination of timber leases	599	—	—
(Gain) loss on sale of timberlands	(373)	1	(11)
Changes in operating accounts:
Accounts receivable from related party	658	(357)	455
Prepaid expenses	(9)	(60)	44
Other current liabilities	(767)	688	(239)
Deferred revenue	(10)	79	34
Net cash provided by
operating activities	61,440	64,362	68,582
Cash flows from investing activities:
Proceeds from timberland sale	4,681	2	135
Timber and equipment additions	(3,223)	(2,487)	(2,545)
Net cash provided by (used in)
investing activities	1,458	(2,485)	(2,410)
Cash flows from financing activities:
Cash distribution for preferred return	(55,495)	(55,495)	(55,495)
Cash distribution – PC Member	(659)	(196)	(1,027)
Cash distribution – TCG Member	(6,590)	(1,955)	(10,273)
Net cash used in financing activities	(62,744)	(57,646)	(66,795)
Net change in cash and
cash equivalents	154	4,231	(623)
Cash and cash equivalents, beginning of year	22,387	18,156	18,779
Cash and cash equivalents, end of year	$22,541	22,387	18,156
See accompanying notes to financial statements.

SOUTHERN DIVERSIFIED TIMBER, LLC
Notes to Financial Statements
December 31, 2012, 2011 and 2010
(Dollar amounts in thousands)

(1)	Organization, Nature of Operations, and Basis of Presentation

(a)	Organization

Southern Diversified Timber, LLC (SDT or the Company) is a Delaware limited liability company formed on October 1, 2008. SDT owns 446,510 acres of timberlands throughout Oklahoma, Arkansas, Georgia, North Carolina, South Carolina, and Mississippi. SDT's members are Plum Creek Timber Operations I, LLC (PC Member) and TCG Member, LLC (TCG Member). SDT is managed by TCG/Southern Diversified Manager, LLC, which is owned by The Campbell Group, LLC (TCG).
TCG Member is a Delaware limited liability company formed on October 1, 2008 for the principal purpose of investing in SDT.
PC Member is a Delaware limited liability company and is owned 99% by Plum Creek Timberlands, L.P., and 1% by Plum Creek Timber Operations II, Inc., both of which are owned by Plum Creek Timber Company Inc., a publicly traded REIT.
TCG Member contributed $783,000 in cash to SDT in exchange for a 90.91% Common Interest. PC Member contributed timber, timber lease rights, and timberlands to SDT valued at $783,000 in exchange for a 9.09% Common Interest and a Preferred Interest with a Priority Amount of $704,700 and a Base Preferred Return of 7.875% per annum on the outstanding Priority Amount. PC Member's contribution was recorded at fair value.

(b)	Nature of Operations

SDT sells all of its timber pursuant to a Timber Harvest Agreement (the Harvest Agreement) with Southern Diversified LogCo, LLC (LogCo), a Delaware limited liability company. LogCo sells the harvested timber on the open market. TCG is the sole member of LogCo.

(c)	Basis of Presentation

The financial statements of SDT as of December 31, 2012 and 2011 and for each of the years in the three‑year period ended December 31, 2012 include only the accounts of SDT.
The Company has performed a review for subsequent events through February 19, 2013, which is the date the financial statements were issued.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include depletion.

(b)	Revenue Recognition

SOUTHERN DIVERSIFIED TIMBER, LLC
Notes to Financial Statements
December 31, 2012, 2011 and 2010
(Dollar amounts in thousands)

Stumpage Sales
Title and risk of loss from stumpage sales transfer to the buyer as the trees are cut. Revenue is recognized as timber is harvested. The buyer is typically responsible for all logging and hauling costs. The Company, in order to maintain capital gain treatment under Internal Revenue Code Section 631(b), and avoid unrelated business taxable income for certain partners, retains an economic interest in the timber until it is harvested.
All accounts receivable are trade receivables that have been billed. There was no allowance for doubtful accounts at December 31, 2012 and 2011.
Hunting Lease Income
The Company receives payment for hunting leases in advance. The revenue is recognized ratably over the term of the hunting leases, which is typically one year. The Company recognized $1,966, $1,880, and $1,811, respectively, of hunting lease income during the years ended December 31, 2012, 2011, and 2010, which is included in other revenue in the accompanying statements of operations. The Company had $1,001 and $1,011 of deferred revenue related to hunting leases at December 31, 2012 and 2011, respectively.

(c)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand in bank accounts and highly liquid investments with a maturity of three months or less when purchased.

(d)	Concentration of Credit Risk

The Company is subject to credit risk through cash balances, money market investments, accounts receivable, and notes receivable. The Company restricts investment of cash balances to high credit quality financial institutions. At times, such investments may be in excess of the FDIC insurance limit.
For the years ended December 31, 2012, 2011, and 2010, LogCo, a related party of the Company, accounted for 83%, 82%, and 89% of revenue, respectively. As of December 31, 2012 and 2011, LogCo accounted for 88% and 94% of accounts receivable outstanding, respectively.
As of December 31, 2012 and 2011, the Company had an outstanding note receivable of $783,000, plus accrued interest, which is owed by Plum Creek Ventures I, LLC, a related party of the Company.

(e)	Timber, Timber Lease Rights, Timberlands, and Other

Timber, timber lease rights, and logging roads are stated at cost less depletion for timber previously harvested and accumulated amortization related to lease rights and roads. Amortization of logging roads and lease rights, and depletion of timber harvested are determined based on the volume of timber harvested in relation to the amount of estimated recoverable timber. The Company estimates its timber inventory using statistical information and data obtained from physical measurements, site maps, photo‑types, and other information‑gathering techniques. These estimates are updated annually and may result in adjustments of timber volumes and depletion rates, which are recognized prospectively. Changes in these estimates have no impact on the reported cash flow.

SOUTHERN DIVERSIFIED TIMBER, LLC
Notes to Financial Statements
December 31, 2012, 2011 and 2010
(Dollar amounts in thousands)

Hunting leases are stated at acquisition cost and are a nonamortizable intangible asset.

(f)	Equipment

Equipment, including additions and improvements that add to productive capacity or extend useful life, are recorded at cost. Maintenance and repairs are expensed as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from their respective accounts and any gain or loss is reflected in earnings.
Depreciation is calculated on equipment for financial reporting purposes using the straight‑line method and is based on an estimated useful life of three years. Depreciation expense for the years ended December 31, 2012, 2011, and 2010 was $148, $156, and $207, respectively.

(g)	Impairment of Long‑Lived Assets

The Company reviews its long‑lived assets, primarily timber, timber lease rights, and timberlands, for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The Company compares the carrying value of the assets with the asset's expected future undiscounted cash flows. If the carrying value of the assets exceeds the expected future cash flows, impairment exists, which is measured by the excess of the carrying value over the fair value of the assets. The Company recognized no impairment losses for the years ended December 31, 2012, 2011, and 2010.

(h)	Deferred Financing Costs

Deferred financing costs include fees and costs incurred to obtain the revolving line of credit and are being amortized over the term of the line of credit on a straight‑line basis, which approximates the effective interest method. Amortization of deferred financing costs is included in depreciation, depletion, and amortization expense in the accompanying statements of operations.

(i)	Fair Value Measurements

Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC Topic 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The Company does not have any assets or liabilities that are measured at fair value.

SOUTHERN DIVERSIFIED TIMBER, LLC
Notes to Financial Statements
December 31, 2012, 2011 and 2010
(Dollar amounts in thousands)

The carrying values of all current assets and current liabilities at December 31, 2012 approximate their fair values due to their short maturity, less than one year.

(j)	Income Taxes

SDT is a limited liability company and accordingly is not liable for federal, state, or local income taxes since income or loss is reported on the separate tax returns of TCG Member and PC Member.
The Company evaluates the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax provisions will be sustained by the applicable tax authority. The Company has determined that there is no tax liability resulting from unrecognized tax benefits related to uncertain income tax positions taken or expected to be taken on the tax return for the year ended December 31, 2012. There are no tax returns that are currently under examination. Tax years subject to examination are years 2009 and forward.

(k)	Timber Harvest Agreement

The Harvest Agreement permits LogCo, a related party, to purchase all of the SDT's yearly harvest offering. LogCo purchased $10,824, $11,510, and $15,488 (1,090,197 tons, 1,121,328 tons, and 1,195,996 tons) of timber from SDT under the Harvest Agreement for the years ended December 31, 2012, 2011, and 2010, respectively. The Harvest Agreement expires on September 30, 2018 but can be terminated upon certain defaults by SDT or LogCo.

(3)	Property Management Agreement

On October 1, 2008, the Company entered into the Property Management Agreement (the Property Management Agreement) with TCG whereby TCG and its affiliates provide all operational and administrative services for the Company. Services provided by TCG include all forest management activities, management of the Harvest Agreement, and accounting services for all receipts and expenses of the Company. Under the terms of the Property Management Agreement, the Company reimburses TCG for all reasonable costs and expenses incurred in connection with the performance of services under the Property Management Agreement. The total amount of reimbursements paid to TCG by the Company for the years ended December 31, 2012, 2011, and 2010, was $677, $636, and $632, respectively.

(4)	Timber, Timber Lease Rights, Timberlands, and Other

On October 1, 2008, TCG Member and PC Member formed SDT. PC Member contributed 454,000 acres of timberland in Oklahoma, Arkansas, Georgia, North Carolina, South Carolina, and Mississippi. As of December 31, 2012 and 2011, timber, timber lease rights, timberlands, and other consisted of approximately 446,510 acres as follows:

SOUTHERN DIVERSIFIED TIMBER, LLC
Notes to Financial Statements
December 31, 2012, 2011 and 2010
(Dollar amounts in thousands)

	2012	2011

Timber	$408,409	$407,813
Timber lease rights	26,638	26,638
Timberlands	321,163	323,025
Hunting leases	34,800	34,800
Accumulated depletion and amortization	(65,059)	(54,790)
Timber, timber lease rights, timberlands, and
other, net	$725,951	$737,486

Depletion expense for the years ended December 31, 2012, 2011, and 2010 was $10,269, $14,387, and $18,233, respectively.
Timber Lease Rights
Approximately 20,200 of the 446,510 acres of the Company's timberlands are under timber leases with individual landowners. These leases give the Company the right to grow and harvest timber on the third party owned lands. The Company has several noncancelable operating leases that generally expire between 2015 and 2031. The lease rates are substantially below current market, and therefore, the value of these favorable lease rates was capitalized as part of the original purchase price.
Minimum lease payments under operating leases are recognized as incurred.
Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) are as follows:

2013	$435
2014	435
2015	291
2016	291
2017	206

Lease expense related to the timber leases was $542, $643, and $545, for the years ended December 31, 2012, 2011, and 2010, respectively.

(5)	Revolving Line of Credit

On October 8, 2008, the Company entered into a $15,000 revolving line of credit agreement with American AgCredit, PCA. At December 31, 2012 and 2011, the Company had no outstanding borrowings. The rate of interest was the Prime rate plus 0.5% per annum, with the option of LIBOR plus 1.75% per annum in the alternative, elected every quarter. The interest rate for the years ended December 31, 2012 and 2011 ranged from approximately 3% to 4%. Interest was payable on March 31, June 30, September 30, and December 31 each year. The loan required no principal payments until maturity on October 8, 2012. The Company did not extend the line upon maturity. The Company recognized no interest expense for the years ended December 31, 2012, 2011 and 2010.

SOUTHERN DIVERSIFIED TIMBER, LLC
Notes to Financial Statements
December 31, 2012, 2011 and 2010
(Dollar amounts in thousands)

(6)	Related Party Note Receivable

The Company made a loan in the principal amount of $783,000 to Plum Creek Ventures I, LLC (the Borrower), which is a separate limited liability company and is not owned directly or indirectly by PC Member. The maturity date of the loan is October 1, 2018, with an optional two‑year extension. The note is guaranteed by Plum Creek Timber Company, Inc. The loan is secured by the Borrower's interest in Plum Creek Timberlands, L.P. The loan bears interest at a fixed rate of 7.375% per annum, and interest is payable on February 15, May 15, August 15, and November 15 of each year. For the years ended December 31, 2012, 2011, and 2010, the Company recorded interest income on the related party note receivable of $57,746 each year. As of December 31, 2012 and 2011, the Company has accrued interest income of $7,379, which has been reflected as related party interest receivable on the accompanying balance sheets.

(7)	Members' Equity

TCG Member and PC Member are the members of SDT. TCG Member contributed $783,000 of cash to SDT for a 90.91% Common Interest in SDT. PC Member contributed timber, timber lease rights, and timberlands valued at $783,000 in exchange for a 9.09% Common Interest and a Preferred Interest with a Priority Amount of $704,700 and with a Base Preferred Return of 7.875% per annum on the outstanding Priority Amount. Preferred dividends are due on March 15th and September 15th of each year. For any preferred dividends that become past due, the Base Preferred Return will be increased by 3.000% per annum until paid. As of December 31, 2012 and 2011, the Company had accrued a preferred dividend payable to PC Member of $16,269 on the accompanying balance sheets. No distributions can be made on the common interests until all current period and prior period Preferred Returns have been paid. The earnings of the Company are first allocated to the preferred interest to the extent of the Preferred Return and any remaining earnings are then allocated pro rata among the common interests.
PC Member retains certain protective rights that require its consent before the Company can take certain actions. For example, without PC Member's consent and subject to certain exceptions, the Company generally cannot sell properties, incur indebtedness, file for bankruptcy, or enter into contracts with affiliates, which are not arm's length.
SDT can only be liquidated with the consent of both PC Member and TCG Member. However, upon the ninth anniversary of SDT, PC Member has the right for a six‑month period to cause SDT to redeem the common interest of TCG Member. Additionally, TCG Member has a similar redemption right after the seventh anniversary for a six‑month period. The redemption value of the Member's Interest being redeemed would be based on such Member's capital account balance as adjusted per the LLC Agreement of SDT. The Common Interest held by TCG is classified as temporary equity on the accompanying balance sheets due to these redemption rights.